Exhibit 99.1

10 January 2024

Nexxen International Ltd

("Nexxen" or the "Company")

 Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Nexxen International Ltd. (AIM/NASDAQ: NEXN), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces that pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plans"), Ofer Druker, the Company's Chief Executive Officer, has sold shares (the "Share Sale") of NIS0.01 each in the capital of the Company, in order to cover the tax obligations triggered by the vesting of RSUs announced on 27 December 2023. Full details of the Share Sale are detailed in the table below.

Director	Position	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	7,332 14,990 17,138 13,236 5,302 4,304 3,164 1,764 5,164	$2.42 $2.59 $2.54 $2.53 $2.50 $2.43 $2.42 $2.39 $2.49	4,340,489	2.98%

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Peter Jacob
Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement, and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Nexxen International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument Identification code	Restricted Stock Units over Ordinary Shares of NIS 0.01 each IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$2.4231 $2.5864 $2.5441 $2.5347 $2.4965 $2.4311 $2.4218 $2.3891 $2.4941	7,332 14,990 17,138 13,236 5,302 4,304 3,164 1,764 5,164
d)	Aggregated information: • Aggregated volume • Price	72,394 Ordinary Shares $182,141.13
e)	Date of the transaction	26 December 2023 27 December 2023 28 December 2023 29 December 2023 2 January 2024 3 January 2024 4 January 2024 5 January 2024 8 January 2024
f)	Place of the transaction	NASDAQ Global Market